RED CAPITAL MARKETS, LLC

Information Relating to Possession and Control Requirements under Rule 15c3-3

March 31, 2016

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. $ —

Number of items   None

Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. $ —

Number of items   None

See accompanying report of independent registered public accounting firm.